Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SINA CORPORATION August 10, 2012 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: You can view the Proxy Statement and our 2011 Annual Report to Shareholders at http://phx.corporate-ir.net/phoenix.zhtml?c=121288&p=irol-Proxy. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. 1. RE-ELECTION OF YAN WANG AS A DIRECTOR OF THE COMPANY: 2. RE-ELECTION OF SONG-YI ZHANG AS A DIRECTOR OF THE COMPANY: 3. RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY: 4. AS A SPECIAL RESOULTION, APPROVAL OF THE AMENDMENT OF ARTICLE 71 SETFORTH IN THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY BY ADOPTING THE THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY: THIS PROXY WILL BE VOTED AS DIRECTED OR, WHERE CHARLES CHAO OR HERMAN YU IS THE PROXY HOLDER, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: (1) FOR THE RE-ELECTION OF YAN WANG AS A DIRECTOR OF THE COMPANY; (2) FOR THE RE-ELECTION OF SONG-YI ZHANG AS A DIRECTOR OF THE COMPANY; (3) FOR THE PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS ZHONG TIAN CPAS LIMITED COMPANY AS THE INDEPENDENT AUDITORS OF THE COMPANY AND (4) FOR THE AMENDMENT OF ARTICLE 71 SET FORTH IN THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY BY ADOPTING THE THIRD AMENDED AND RESTATED ARTICLES OF ASSOCIATION OF THE COMPANY. FOR AGAINST ABSTAIN THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS LISTED BELOW. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. --------------- ---------------- 00033303000000000000 9 081012

0 --------------- . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 SINA CORPORATION THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF SINA CORPORATION FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 10, 2012 The undersigned shareholder of SINA Corporation, a Cayman Islands company, (the "Company") hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement, each dated June 29, 2012, and hereby appoints Charles Chao and Herman Yu or either of them, OR _______________ (shareholder to fill in only if shareholder chooses a person other than Charles Chao or Herman Yu as proxy), proxies and attorneys-in-fact, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of SINA Corporation to be held on Friday, August 10, 2012 at 2:00 p.m., local time, at the offices of Shearman & Sterling LLP, 12/F, Gloucester Tower, The Landmark, 15 Queen's Road Central, Hong Kong and at any adjournment or postponement thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth on the reverse side: PLEASE SIGN ON REVERSE SIDE AND RETURN IMMEDIATELY